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OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-29583

                           NOTIFICATION OF LATE FILING

(Check One):

            [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
            [ ] Form N-SAR

      For Period Ended:    March 31, 2003

[ ] Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended: _____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            LOUDEYE CORP.

Former name if applicable:          NOT APPLICABLE

Address of principal executive office
(Street and number):  1130 Rainier Avenue South

City, state and zip code:  Seattle, Washington 98144
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                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                  The Company is unable to file its Form 10-Q for the period ended March 31, 2003 within the prescribed timeframe due to additional time required by the Company to close its quarterly accounting records and adequately prepare its financial statements and related disclosures. The Company recently made changes in management and staffing, including the appointment of the Company's third CEO since December 31, 2002, a restructuring of the Company and a reduction-in-force in March, 2003. These changes have impacted the Company's evaluation of the potential impairment of its goodwill, intangible and long-lived assets in accordance with SFAS No. 142, Goodwill and Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company previously filed a Notification of Late Filing related to its Form 10-K, and filed the Form 10-K on April 15, 2003. As a result of these factors, the Company is not able to complete its Quarterly Report on Form 10-Q by May 15, 2003, the required filing date, without unreasonable effort and expense. The Company expects to file the required report within the time granted by this extension.

                                     PART IV
                                OTHER INFORMATION


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      (1)   Name and telephone number of person to contact in regard to this notification: Jerold J. Goade, Jr. (206) 832-4103

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net loss for the three months ended March 31, 2003 of approximately $13.1 million, compared to a net loss of $7.6 million in the first quarter of 2002. The increase in net loss is primarily the result of an increase in the amount of special charges incurred, a decrease in cost of revenues, and a decrease in operating expenses as compared to the prior fiscal quarter.

We anticipate revenue of approximately $3.3 million for the first quarter of 2003 compared to revenue of $3.3 million for the first quarter of 2002. We anticipate total cost of revenues of approximately $2.5 million compared to $3.2 million in the prior year, operating expenses of approximately $5.4 million compared to $7.0 million in the prior year, and special charges of approximately $8.4 million as compared to $0.7 million in the prior year. Special charges are uncertain pending completion of our evaluation of the potential impairment of our goodwill, intangible and long-lived assets in accordance with SFAS No. 142, Goodwill and Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

                                  LOUDEYE CORP.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: ____________, 2003            By: ________________________________________


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                                                     JEROLD J. GOADE, JR.
                                                     CHIEF FINANCIAL OFFICER

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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